Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement on Form F-1 of our report dated June 23, 2016 (August 29, 2016 as to the convenience translation described in Note 2 (f)) relating to the consolidated financial statements and financial statement schedule of ZTO Express (Cayman) Inc., its subsidiaries, consolidated variable interest entity and subsidiaries of such variable interest entity (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

October 14, 2016